BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Branch Chief
Paul Monsour, Staff Attorney

July 16, 2013

Re:	The WhiteWave Foods Company
Registration Statement Filed on Form S-1
Registration No. 333-189338

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that on July 15, 2013, the number of Preliminary Prospectuses dated July 15, 2013, which were furnished to 7 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 3,015.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on July 17, 2013 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Jill Woodworth
Name: Jill Woodworth
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard Diaz
Name: Richard Diaz
Title: Authorized Signatory